Exhibit 99.1

NEWS RELEASE

Strike ends at Mantos de Oro-La Coipa mine

Toronto, Ontario, August 1, 2009 --  Unionized employees at Compañía Minera Mantos de Oro in Chile, a subsidiary of  Kinross Gold Corporation (TSX-K; NYSE-KGC), have voted in favour of a new collective agreement, ending a strike at the La Coipa mine that began on July 8, 2008. Kinross will update the market on the production impact of the strike in the Company’s second quarter earnings announcement on August 12, 2009.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contacts

Erwyn Naidoo	Lisa Doddridge
Vice-President, Investor Relations	Director, Investor Relations
phone: (416) 365-2744	phone: (416) 369-6480
erwyn.naidoo@kinross.com	lisa.doddridge@kinross.com

www.kinross.com